FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2020

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪	In line with the Company’s commitment to fight climate change, Enel Chile, through its subsidiary Enel Generación Chile, decided to anticipate the date of disconnection and withdrawal of Bocamina I and II power plants (128 MW and 350 MW respectively) to take place no later than December 31, 2020 and May 31, 2022 respectively, with prior authorization from the CNE. Thus, Enel Chile will become the first electricity company to complete its decarbonization process in the country.

▪	Net income attributable to the shareholders of Enel Chile S.A. reached a Ch$ 327,941 million loss as of June 2020 compared to a Ch$ 49,054 million profit for the same period of 2019, mainly explained by the Ch$ 430,578 million greater impairment loss related to the decarbonization process and a Ch$ 121,118 million extraordinary income booked in March 2019 due to the early termination of the contracts signed by Enel Generación Chile and Anglo American Sur in 2016. Consequently, net income attributable to the shareholders of Enel Chile S.A. for the 2nd quarter of 2020 reached a Ch$ 398,934 million loss, equivalent to a Ch$ 273,447 million reduction when compared to the 2nd quarter of 2019.

▪	When excluding these extraordinary effects, net income attributable to the shareholders of Enel Chile S.A. remained stable when compared to June 2019 reaching Ch$ 155,785 million. When applying the same criterion to quarterly results, that is excluding extraordinary effects, net profit increased 31.6% from Ch$ 64,434 million in the 2nd quarter of 2019 to Ch$ 84,793 million in the 2nd quarter of 2020 as a consequence of better results in the generation business and lower net financial expenses in both generation and distribution businesses.

▪	Operating revenues reached Ch$ 1,287,506 million, a 9.7% reduction when compared to June 2019, mainly due to the extraordinary income booked in March last year as mentioned above, and also due to lower gas sales. During the 2nd quarter of 2020, operating revenues decreased 1.0% to Ch$ 637,573 million due to lower energy sales in the distribution business.

•1•

▪	Procurement and services costs reached Ch$ 752,095 million as of June 2020, a 1.7% increase when compared to June 2019, mainly explained by higher energy purchases in both generation and distribution businesses. Procurement and services costs during the 2nd quarter of this year reached Ch$ 373,511 million, stable when compared to the 2nd quarter of 2019.

▪	As a result of the factors previously mentioned, the Company’s EBITDA reached Ch$ 397,637 million as of June 2020, a 26.6% reduction when compared to June 2019. When excluding the extraordinary effects, EBITDA decreased 2.5% when compared to June 2019. During the 2nd quarter of 2020, EBITDA reached Ch$ 202,295 million, a 3.5% increase when compared to the same period of 2019 as a consequence of better results in the generation business. When excluding extraordinary effects, EBITDA increased 9.9% when compared to the 2nd quarter of 2019.

▪	Enel Chile began the construction of 3 new renewable projects during the 2nd quarter of 2020 through its subsidiary EGP Chile, with a total installed capacity of 331 MW and an estimated total generation of 1,000 GWh per year. These projects are part of the renewable projects portfolio that seek to add almost 2,000 MW of installed capacity by 2022. Half of that capacity is currently under construction.

▪	In May 2020, Enel Chile began the construction of the 60.9 MW Azabache photovoltaic power plant to be located at the Valle de los Vientos wind farm site, which is currently operational. Therefore, it will become the first hybrid power facility in Chile.

▪	In June 2020, the Company began the construction of the 126 MW Finis Terrae solar photovoltaic plant extension, which will add 126 MW to reach a total of 286 MW installed capacity. The Company’s new Renaico II wind farm, located in the Araucanía Region with a total 144 MW installed capacity, also began its construction last June.

▪	In early July 2020, Enel Chile’s subsidiary, Enel X Chile, announced the commissioning of 150 new electric buses. The arrival of these new buses is part of the third phase of the project to include electric mobility in public transport which, as a result of the partnership between Enel X Chile, Metbus and BYD, already has 433 electric buses operating in Santiago.

▪	Regarding the COVID-19 Pandemic, the Company’s efforts are still focused on guaranteeing continuous and safe electricity operations, and also the health and safety of its workforce. Consequently, remote working for all those performing non-essential tasks (74% of workforce); work teams distancing; postponement of mayor maintenance programs; closed Enel Distribución Chile customer service offices while reinforcing digital service channels, among many other measures are still in place.

•2•

SUMMARY BY BUSINESS

Generation

▪	Net electricity generation reached 9,018 GWh as of June 2020, 1,457 GWh less than the same period of 2019, while in the 2nd quarter of 2020 energy generation reached 4,263 GWh, 736 GWh less than the same period of 2019. This was mainly due to lower hydroelectric generation related to the country’s hydrologic condition, primarily during the 2nd quarter of 2020.

▪	Physical energy sales amounted to 11,189 GWh as of June 2020, 6% less than the same period of last year, mainly explained by lower physical sales to regulated customers (-1,119 GWh) partially offset by greater physical sales to unregulated customers (+587 GWh). The performance of the 2nd quarter of 2020 was similar, physical energy sales amounted to 5,393 GWh, 9.8% less than the 2nd quarter of last year, mainly explained by lower physical sales to regulated customers (-596 GWh) partly offset by greater physical sales to unregulated customers (+152 GWh). It should be noted that these changes in physical sales, both cumulative and quarterly, significantly reflect the effects of the lockdowns in the country´s main cities as a result of the COVID-19 pandemic, in addition to customer migration.

▪	Operating revenues amounted to Ch$ 793,937 million as of June 2020, 14.0% less than the period ended in June 2019, mainly explained by the extraordinary income booked in March 2019 due to the early termination of the contracts with Anglo American Sur and also lower gas sales. Operating revenues increased 5.9% during the 2nd quarter of 2020 to Ch$ 401,330 million, partly explained by higher energy sales as a consequence of a higher average sales price when expressed in Chilean pesos.

▪	Procurement and services costs remained stable reaching Ch$ 380,912 million as of June 2020 due to higher energy purchases in the spot market, offset by lower transportation costs and lower fuel consumption costs. Procurement and services costs for the 2nd quarter of 2020 increased 3.2% to Ch$ 193,292 million mainly due to higher electricity purchases.

▪	As a result of the abovementioned, EBITDA of the generation business reached Ch$ 337,173 million, 25.9% less than the period ended in June 2019, although EBITDA for the 2nd quarter of 2020 increased 19.1% to Ch$ 176,098 million due to higher revenues and lower other fixed operating costs.

•3•

	Cumulative			Quarterly
Physical Data	Jun-20	Jun-19	% Change	2Q2020	2Q2019	% Change

Total Sales (GWh)	11,189	11,886	(5.9%)	5,393	5,981	(9.8%)
Total Generation (GWh)	9,018	10,474	(13.9%)	4,263	4,999	(14.7%)

Distribution

▪	Physical sales reached 8,204 GWh as of June 2020, representing a 4.1% decrease compared to the same period of last year, mainly explained by lower sales in the commercial and industrial customer segments, particularly during the 2nd quarter of 2020, when physical sales decreased 10.0% when compared to the 2nd quarter of 2019 to 3,887 GWh as a consequence of the lockdowns declared in several counties within Santiago due to the COVID-19 pandemic.

▪	The total number of customers grew by 2% to 1,992,190 clients as of June 2020, mainly residential and commercial customers. Annual energy losses increased from 5.0% to 5.2%.

▪	Operating revenues reached Ch$ 683,702 million as of June 2020, stable when compared to the same period of 2019, mainly due to lower energy sales offset by greater services revenues. During the 2nd quarter of 2020, operating revenues decreased 10.1% to Ch$ 324,161 million due to lower physical energy sales as stated before.

▪	Procurement and services costs reached Ch$ 550,399 million as of June 2020, equivalent to a 2.1% increase when compared to June 2019, mainly due to higher electricity purchases mostly explained by a higher average purchase price when expressed in Chilean pesos. During the 2nd quarter of 2020, these costs decreased 6.8% to Ch$ 263,559 million as a consequence of the lower energy purchase needs of the last quarter.

▪	Consequently, EBITDA of the distribution business decreased 15.3% when compared to June 2019 to Ch$ 81,924 million. During the 2nd quarter of 2020, EBITDA decreased 30.8% to Ch$ 35,792 million as a consequence of the lockdowns previously mentioned.

•4•

	Cumulative			Quarterly
Physical Data	Jun-20	Jun-19	% Change	2Q2020	2Q2019	% Change

Total Sales (GWh)	8,204	8,554	(4.1%)	3,887	4,310	(9.8%)
Number of Customers	1,992,190	1,949,508	2.2%	1,992,190	1,949,508	2.2%

FINANCIAL SUMMARY- ENEL CHILE

▪	Gross debt of the Company increased US$ 398 million to US$ 4,152 million when compared to June 2019. This variation is mainly explained by two bank loans with Enel Finance International (EFI) signed in January 2020 and March 2020 for US$ 200 million and US$ 400 million respectively, and a US$ 14 million increase in hedges of the Enel Generación Chile M bond. This was partially offset by the payment of a US$ 100 million loan of EGP Chile in September 2019, the US$ 110 million amortization of Enel Generación Chile H and M local bonds, and a US$ 6 million reduction in leasing liabilities (IFRS 16).

▪	Liquidity available to Enel Chile is composed of the following:
•	Cash and cash equivalents US$ 433 million.
•	Undisbursed committed credit lines (*) US$ 481 million.

(*) includes two US$ 50 million committed credit line with related parties and Enel Chile´s US$ 290 million with Enel Finance International that are completely undisbursed.

▪	The average cost of Enel Chile’s debt decreased from 5.7% in June 2019 to 4.6% in June 2020.

▪	Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swap and forward contracts that amount to US$ 661 million and US$ 387 million, respectively.

To reduce financial statement volatility caused by interest rate variations, Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 700 million.

•5•

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019 through December 31, 2019 is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021 until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an accounts receivable in favor of generation companies, limited to a maximum US$ 1,350 million. The balance of these accounts receivables are to be recovered by December 31, 2027.

Additionally, on December 21, 2019, the Ministry of Energy issued Law 21,194 (“Distribution Short Law”) that reduces Distribution Companies’ Rate of Return and improves the electricity distribution tariff setting process. This Law eliminates the methodology that involved weighing the results of the VAD study performed by the CNE and the VAD study performed by distribution companies with a ratio of 2:3 and 1:3, respectively, and replaces it by using only the CNE’s study. The discount rate in the calculation of the annual investment cost was also modified. The previous 10% real annual pre-tax discount rate was replaced by a discount rate to be calculated by the CNE every four years that may not be less than an annual 6% nor greater than 8% after tax. This new methodology is to be applied in the following tariff setting process to begin November 4, 2020. The after-tax economic return rate of distribution companies must not be two percentage points higher or three percentage points lower than the rate determined by the CNE. Additionally, as of January 2021, distribution companies must have the sole purpose to distribute electricity.

•6•

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile, Pehuenche, and EGP Chile, which combined, have a total 7,303 MW gross installed capacity as of June 30, 2020. Enel Chile’s assets in the generation business are diversified, with a focus on renewables energies representing a 65% of the total installed capacity. Hydroelectric power plants amount to 3,548 MW, thermal plants that operate using gas, coal or fuel oil amount to 2,580 MW, wind generation facilities amount to 642 MW installed capacity, solar generation capacity amounts to 492 MW and geothermal plant represents 41 MW installed capacity.

The following chart summarizes the accumulated and quarterly physical information of our generation business segment as of June 30, 2020 and 2019:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Jun-20	Jun-19	% Change	2Q2020	2Q2019	% Change	Jun-20	Jun-19

Sistema Eléctrico Nacional (SEN)	11,189	11,886	(5.9%)	5,393	5,981	(9.8%)	31.1%	33.4%

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A., one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiaries Eléctrica de Colina Ltda. and Empresa de Transmisión Chena S.A., for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area.

The following chart summarizes the physical information of our distribution business segment for the period ended June 30, 2020 and 2019:

•7•

	Energy Sales						Energy Losses
	(GWh) (*)
	Cumulative			Quarterly			(%)
Physical Information	Jun-20	Jun-19	% Change	2Q2020	2Q2019	% Change	Jun-20	Jun-19

Distribution Business (*)	8,204	8,554	(4.1%)	3,887	4,310	(9.8%)	5.2%	5.0%
(*) Final sales to the customers and tolls are included.

Other Information	Jun-20	Jun-19	% Change

Number of Customers	1,992,190	1,949,508	2.2%
Customers/Employees	2,594	2,801	(7.4%)

The following chart shows the accumulated and quarterly electricity sales revenue per business segment and customer type as of June 30, 2020 and 2019:

	Cumulative Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Jun-20	Jun-19	jJun-20	Jun-19	Jun-20	Jun-19

Generation:	749,604	723,574	(192,534)	(181,855)	557,070	541,719
Regulated customers	426,885	460,226	(179,154)	(178,707)	247,731	281,519
Non regulated customers	307,877	254,227	(13,380)	-	294,497	254,227
Spot market	14,842	9,121	-	(3,148)	14,842	5,973
Other Clients	-	-	-	-	-	-
Distribution:	637,058	644,369	(920)	(1,680)	636,138	642,689
Residential	267,987	256,881	-	-	267,987	256,881
Commercial	210,791	209,768	-	-	210,791	209,768
Industrial	90,888	108,770	-	-	90,888	108,770
Other	67,392	68,950	(920)	(1,680)	66,472	67,270
Less: Consolidation adjustments	(193,454)	(183,535)	-	-	-	-

Total Energy sales	1,193,208	1,184,408	(193,454)	(183,535)	1,193,208	1,184,408

Million Chilean pesos variation in Ch$ and %	8,800	0.7%	-	-	8,800	0.7%

•8•

	Quarterly Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	2Q2020	2Q2019	2Q2020	2Q2019	2Q2020	2Q2019

Generation:	369,202	358,498	(90,784)	(95,861)	278,418	262,637
Regulated customers	210,310	217,011	(84,226)	(94,006)	126,084	123,005
Non regulated customers	146,884	140,716	(6,558)	-	140,326	140,716
Spot market	12,008	771	-	(1,855)	12,008	(1,084)
Other Clients	-	-	-	-	-	-
Distribution:	300,194	337,743	(624)	(619)	299,570	337,124
Residential	132,447	140,162	-	-	132,447	140,162
Commercial	91,295	105,637	-	-	91,295	105,637
Industrial	43,965	56,663	-	-	43,965	56,663
Other	32,487	35,281	(624)	(619)	31,863	34,662
Less: Consolidation adjustments	(91,408)	(96,480)	-	-	-	-

Total Energy sales	577,988	599,761	(91,408)	(96,480)	577,988	599,761

Million Chilean pesos variation in Ch$ and %	(21,773)	(3.6%)	-	-	(21,773)	(3.6%)

•9•

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	STATEMENT OF COMPREHENSIVE INCOME ANALYSIS

Net income attributable to the shareholders of Enel Chile as of June 30, 2020, reached a Ch$ 327,941 million loss, a Ch$ 376,995 million decrease when compared to the same period in 2019, when the Company booked a Ch$ 49,054 million net profit. Regarding the results of the 2nd quarter of 2020, the net loss attributable to the shareholders of Enel Chile reached Ch$ 398,934 million, a Ch$ 273,447 million decline compared to the 2nd quarter of 2019.

The following chart compares the accumulated and quarterly figure of each item of the income statement as of June 30, 2020 and 2019:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Jun-20	Jun-19	Change	% Change	2Q2020	2Q2019	Change	% Change

REVENUES	1,287,506	1,426,065	(138,558)	(9.7%)	637,573	643,657	(6,085)	(1.0%)
Sales	1,268,902	1,294,909	(26,007)	(2.0%)	620,716	639,151	(18,435)	(2.9%)
Other operating revenues	18,604	131,156	(112,552)	(85.8%)	16,857	4,506	12,351	N/A
PROCUREMENT AND SERVICES	(752,095)	(739,411)	(12,684)	1.7%	(373,511)	(374,459)	948	(0.3%)
Energy purchases	(453,435)	(398,165)	(55,270)	13.9%	(211,297)	(208,653)	(2,644)	1.3%
Fuel consumption	(137,385)	(143,695)	6,310	(4.4%)	(90,488)	(76,729)	(13,758)	17.9%
Transportation expenses	(81,715)	(106,702)	24,987	(23.4%)	(36,700)	(53,830)	17,131	(31.8%)
Other variable procurement and service cost	(79,560)	(90,849)	11,289	(12.4%)	(35,027)	(35,246)	220	(0.6%)
CONTRIBUTION MARGIN	535,412	686,654	(151,242)	(22.0%)	264,061	269,198	(5,137)	(1.9%)
Other work performed by entity and capitalized	11,050	7,113	3,936	55.3%	7,422	3,925	3,497	89.1%
Employee benefits expense	(65,328)	(62,999)	(2,329)	3.7%	(33,855)	(31,838)	(2,017)	6.3%
Other fixed operating expenses	(83,497)	(89,030)	5,534	(6.2%)	(35,333)	(45,827)	10,493	(22.9%)
GROSS OPERATING INCOME (EBITDA)	397,637	541,738	(144,101)	(26.6%)	202,295	195,459	6,836	3.5%
Depreciation and amortization	(123,185)	(116,104)	(7,080)	6.1%	(61,926)	(58,193)	(3,734)	6.4%
Impairment loss (Reversal)	(695,826)	(278,611)	(417,215)	149.8%	(695,826)	(278,611)	(417,215)	149.8%
Impairment loss (Reversal) for applying IFRS 9	(11,937)	(4,134)	(7,803)	188.7%	(6,782)	(2,136)	(4,646)	N/A
OPERATING INCOME (EBIT)	(433,311)	142,889	(576,200)	N/A	(562,240)	(143,481)	(418,758)	N/A
NET FINANCIAL EXPENSE	(60,318)	(75,743)	15,426	(20.4%)	(34,430)	(45,624)	11,194	(24.5%)
Financial income	12,984	8,262	4,722	57.2%	7,067	3,729	3,338	89.5%
Financial costs	(74,104)	(76,573)	2,469	(3.2%)	(34,745)	(39,932)	5,186	(13.0%)
Gain (Loss) for indexed assets and liabilities	(1,373)	(2,598)	1,225	(47.2%)	(1,199)	(1,815)	616	(34.0%)
Foreign currency exchange differences, net	2,175	(4,834)	7,009	(145.0%)	(5,552)	(7,606)	2,054	(27.0%)
OTHER NON-OPERATING RESULTS	56	2,212	(2,156)	(97.5%)	799	2,027	(1,229)	(60.6%)
Net Income from other investments	94	270	(176)	(65.1%)	94	161	(66)	(41.1%)
Net Income from Sale of Assets	-	1,434	(1,434)	(100.0%)	-	1,434	(1,434)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	(38)	508	(546)	(107.5%)	704	433	271	62.5%
NET INCOME BEFORE TAXES	(493,573)	69,358	(562,931)	N/A	(595,871)	(187,078)	(408,793)	N/A
Income Tax	143,909	(17,010)	160,919	N/A	169,689	53,212	116,477	N/A

NET INCOME	(349,664)	52,348	(402,012)	N/A	(426,182)	(133,866)	(292,316)	N/A
Shareholders of the parent company	(327,941)	49,054	(376,995)	N/A	(398,934)	(125,487)	(273,447)	N/A
Non-controlling interest	(21,723)	3,294	(25,017)	N/A	(27,248)	(8,379)	(18,869)	N/A

Earning per share (Ch$ /share)*	(4.74)	0.71	(5.45)	N/A	(5.77)	(1.81)	(3.95)	N/A

(*) As of June 30, 2020 and June 30, 2019 the average number of paid and subscribed shares was 69,166,557,220.

•10•

EBITDA:

The consolidated EBITDA of Enel Chile amounted to Ch$ 397,637 million as of June 30, 2020, which represents a 26.6% reduction when compared to Ch$ 541,738 million booked the same period of the previous year. This reduction is primarily explained by lower operating revenues from the generation business primarily related to the extraordinary income recorded in March 2019 due to the early termination of 3 contracts with Anglo American Sur and lower gas sales.

Consolidated EBITDA for the 2nd quarter of 2020 amounted to Ch$ 202,295 million, which represents a Ch$ 6,836 million increase when compared to the same period of 2019 mainly explained by better results of the generation business offset by lower energy sales in the distribution business.

Accumulated and quarterly operating revenues, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended June 30, 2020 and 2019, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Jun-20	Jun-19	Change	% Change	2Q2020	2Q2019	Change	% Change

Generation business revenues	793,937	923,040	(129,103)	(14.0%)	401,330	378,894	22,436	5.9%
Distribution business revenues	683,702	686,685	(2,983)	(0.4%)	324,161	360,694	(36,534)	(10.1%)
Less: consolidation adjustments and other activities	(190,132)	(183,660)	(6,473)	3.5%	(87,918)	(95,931)	8,013	(8.4%)
Total Consolidated Revenues	1,287,506	1,426,065	(138,558)	(9.7%)	637,573	643,657	(6,085)	(1.0%)

Generation business costs	(380,912)	(381,921)	1,010	(0.3%)	(193,292)	(187,293)	(5,999)	3.2%
Distribution business costs	(550,399)	(538,990)	(11,409)	2.1%	(263,559)	(282,749)	19,191	(6.8%)
Less: consolidation adjustments and other activities	179,216	181,500	(2,284)	(1.3%)	83,339	95,583	(12,244)	(12.8%)
Total Consolidated Procurement and Services Costs	(752,095)	(739,411)	(12,684)	1.7%	(373,511)	(374,459)	948	(0.3%)

Personnel Expenses	(25,107)	(28,192)	3,084	(10.9%)	(12,025)	(14,233)	2,207	(15.5%)
Other expenses by nature	(50,745)	(57,986)	7,241	(12.5%)	(19,915)	(29,547)	9,632	(32.6%)
Total Generation business	(75,852)	(86,177)	10,325	(12.0%)	(31,940)	(43,780)	11,840	(27.0%)
Personnel Expenses	(12,858)	(13,647)	790	(5.8%)	(6,293)	(6,423)	130	(2.0%)
Other expenses by nature	(38,521)	(37,289)	(1,232)	3.3%	(18,517)	(19,776)	1,259	(6.4%)
Total Distribution business	(51,379)	(50,937)	(442)	0.9%	(24,810)	(26,199)	1,389	(5.3%)
Less: consolidation adjustments and other activities	(10,543)	(7,801)	(2,742)	35.2%	(5,016)	(3,760)	(1,256)	33.4%

EBITDA, by business segment
Generation business EBITDA	337,173	454,941	(117,768)	(25.9%)	176,098	147,821	28,277	19.1%
Distribution business EBITDA	81,924	96,758	(14,835)	(15.3%)	35,792	51,746	(15,954)	(30.8%)
Less: consolidation adjustments and other activities	(21,460)	(9,961)	(11,499)	115.4%	(9,595)	(4,108)	(5,487)	133.6%

TOTAL ENEL CHILE CONSOLIDATED EBITDA	397,637	541,738	(144,101)	(26.6%)	202,295	195,459	6,836	3.5%

Generation Business EBITDA:

EBITDA of our Generation Business Segment reached Ch$ 337,173 million as of June 30, 2020, which represents a Ch$ 117,768 million, or 25.9%, reduction when compared to the same period of 2019. EBITDA of this business segment during the 2nd quarter of 2020 grew by 19.1% when compared to the same quarter of 2019. The main variables that explain this result are described below:

•11•

▪	Operating revenues amounted to Ch$ 793,937 million as of June 30, 2020, a Ch$ 129,103 million, or 14.0% reduction when compared to the same period of the previous year, mainly due to the following:

-	A Ch$ 111,933 million reduction in other operating revenues, mainly due to Ch$ 121,118 million extraordinary income recorded during the first quarter of 2019 due to the early termination of 3 energy supply contracts with Anglo American Sur, which was offset by (i) greater revenues from temporary facility rentals amounting to Ch$ 5,127 million; and (ii) greater insurance income for Ch$ 3,118 million.

-       A Ch$ 43,405 million reduction in other sales, mainly due to lower gas sales.

The above was partially offset by:

-       Higher energy sales amounting to Ch$ 26,048 million, mainly explained by: (i) a positive effect amounted to Ch$ 77,566 million due to a higher average sales price when expressed in Chilean pesos due to the depreciation of the Chilean peso - US dollar exchange rate; and (ii) a Ch$ 9,314 million increase in revenues from commodity hedges. This was partially offset by a 697 GWh reduction in physical sales amounting to Ch$ 62,281 million (- 1,119 GWh to regulated customers, -165 GWh to the spot market, partly offset by a +587 GWh increase in physical sales to unregulated customers), reflecting significantly the effects of the lockdowns declared in the country’s main cities due the COVID 19 pandemic, in addition to the migration of clients.

-	During the 2nd quarter of 2020, operating revenues amounted to Ch$ 401,330 million, which represents a Ch$ 22,436 million increase, or 5.9%, when compared to the same quarter of 2019. This increase is mainly explained by: (i) a Ch$ 10,717 million increase in energy sales due to a Ch$ 43,057 million positive price effect when expressed in Chilean pesos and a Ch$ 7,883 million increase in revenues from commodity hedges, partially compensated by lower physical sales for Ch$ 38,836 million (-589 GWh, mainly regulated customers reflecting significantly the effects of the lockdowns declared in the country’s main cities due the COVID 19 pandemic, in addition to the migration of clients); and (ii) a Ch$ 12,847 million increase in other operating revenues, mainly greater revenues from temporary facility rentals amounting to Ch$ 6,338 million and greater insurance revenue for Ch$ 3,118 million.

•12•

▪	Operating costs reached Ch$ 380,912 million as of June 30, 2020, a Ch$ 1,010 million reduction, equivalent to 0.3%, when compared to the same period of 2019 due to the following:

-	A Ch$ 30,472 million reduction in transportation costs, primarily due to: (i) lower tolls for Ch$ 34,874 million due to a lower transmission charge CET (in its Spanish acronym) in the national system’s feed-in toll for Ch$ 19,701 million and a Ch$14,833 million reduction in the zonal transmission system’s AAT (Spanish acronym for harmonization adjustment tariff) cost; and (ii) lower gas transportation costs for Ch$ 5,874 million mainly explained by lower gas purchases from Argentina. The aforementioned was partially offset by a Ch$ 10,307 million increase in regasification costs.

-	Other procurement and services costs decreased Ch$ 11,004 million, mainly due to lower gas commercialization costs for Ch$ 27,312 million, partially offset by: (i) a higher cost of commodity hedging derivatives amounting to Ch$ 11,553 million and (ii) higher thermal emission taxes for Ch$ 4,696 million.

-	Fuel consumption costs declined Ch$ 6,310 million mainly due to less coal consumption costs for Ch$ 27,958 million related to lower thermal generation during the period and a lower purchase price of coal, which was offset by: (i) a Ch$ 12,500 million impairment loss on coal inventories for the discontinued operations of Bocamina II impaired in the 2nd quarter of 2020; and (ii) higher gas consumption costs for Ch$ 7,394 million related to greater gas-fired electricity generation despite the lower price of gas purchases; and (iii) a Ch$ 1,754 million increase in fuel oil consumption.

The above was partially offset by:

-	A Ch$ 46,766 million increase in energy purchases mainly explained by greater physical energy purchases on the spot market (+1,060 GWh), due to lower hydroelectric generation (-805 GWh), as a consequence of the country´s hydrologic conditions, and also due to lower dispatch of our thermal power plants (-647 GWh) partly related to the lower marginal costs in the electricity system as a consequence of the lower price of gas of our plants and also third party power plants, and because Bocamina I and II were forced to shut down for 22 days in 2020.

During the 2nd quarter of 2020, Operating Costs increased Ch$ 5,999 million to Ch$ 193,292 million, representing a 3.2% increase when compared to the same period of 2019. This increase is mainly due to: (i) a Ch$ 15,896 million increase in energy purchases as a consequence of greater physical spot market energy purchases; and (ii) a Ch$ 13,758 million increase in fuel consumption, mainly explained by the coal inventory impairment for Ch$ 12,500 million due to the discontinuity of Bocamina II operations and greater gas consumption costs for Ch$ 8,458 million, offset by lower coal consumption costs for Ch$ 9,309 million. The aforementioned was partially compensated by: (i) lower transportation costs for Ch$ 21,762 million, mainly related to the lower tolls; and (ii) lower other procurement and services costs for Ch$ 1,894 million.

•13•

▪	Personnel expenses (after capitalized personnel costs) reached Ch$ 25,107 million as of June 30, 2020, a Ch$ 3,084 million reduction when compared to the same period of 2019, mainly due to a Ch$ 2,905 million increase in the capitalization of employee costs primarily related to EGP Chile Group’s renewable projects that began during the second quarter of 2020.

During the 2nd quarter of 2020, personnel expenses (after capitalized personnel costs) reached Ch$ 12,025 million, a Ch$ 2,207 million reduction when compared to the same quarter of 2019, mainly due to a Ch$ 2,329 million increase in the capitalization of employee costs also primarily related to EGP Chile Group’s projects.

▪	Other expenses as of June 30, 2020, amounted to Ch$ 50,745 million, a Ch$ 7,241 million reduction when compared to the same period of last year, mainly due to: (i) lower maintenance and repair services expenses for Ch$ 7,394 million; and (ii) lower taxes and fees for Ch$ 839 million. The aforementioned was partially compensated by a Ch$ 1,113 million increase in professional services costs.

Other expenses during the 2nd quarter of 2020 amounted to Ch$ 19,915 million, a Ch$ 9,632 million reduction when compared to the same quarter of last year, mainly due to: (i) lower maintenance and repair services expenses for Ch$ 6,870 million; (ii) lower materials and other expenses for Ch$ 1,511 million; and (iii) lower professional services costs for Ch$ 814 million.

Distribution Business EBITDA:

EBITDA of our Distribution Business Segment reached Ch$ 81,924 million for the six-month period ended June 30, 2020, which represents a Ch$ 14,835 million, or 15.3%, reduction when compared to the same period of last year. EBITDA for the 2nd quarter of 2020 declined 30.8% when compared to the same quarter of 2019. The main variables that explain this outcome are described below:

▪	Operating revenues for the six-month period ended June 30, 2020 amounted to Ch$ 683,702 million, a Ch$ 2,983 million reduction, equivalent to 0.4%, mainly due to the following:

•14•

-       Lower energy sales revenues amounting to Ch$ 7,312 million primarily as a result of lower physical energy sales (-350 GWh) equivalent to Ch$ 26,395 million, mostly due to lower sales in the commercial and industrial segments reflecting the effects of the lockdowns declared in several counties of Santiago due to the COVID-19 pandemic. This was partly offset by a higher average sales price when expressed in Chilean pesos due to the higher exchange rate effect during the period for Ch$ 19,083 million.

-       Lower other sales revenues for Ch$ 3,169 million mainly due to: (i) non-recurrent retail material sales to Enel X Chile for Ch$ 2,062 million recorded in 2019; and (ii) lower unregulated business services, such as relocation of customer connections and networks, for Ch$ 1,080 million.

-       Lower other operating revenues for Ch$ 1,357 million mainly due to business line sale to Enel X Chile that amounted to Ch$ 1,070 million in 2019 and lower other revenues for Ch$ 287 million.

The above was partially offset by:

-	Greater other services revenues for Ch$ 8,854 million, primarily greater toll revenues in the zonal transmission segment for Ch$ 8,662 million.

Operating revenues for the 2nd quarter of 2020 amounted to Ch$ 324,161 million, a Ch$ 36,534 million reduction, equivalent to 10.1%, when compared to the same quarter of 2019 mainly due to lower energy sales revenues amounting to Ch$ 37,549 million primarily as a result of: (i) lower physical energy sales (-423 GWh) equivalent to Ch$ 33,178 million affected by the lockdowns declared in various counties in Santiago due to the COVID-19 pandemic; and (ii) a lower average sales price when expressed in Chilean pesos for Ch$ 4,371 million.

▪	Operating costs as of June 30, 2020 reached Ch$ 550,399 million, a Ch$ 11,409 million increase, or 2.1%, due to:

-	Greater energy purchases for Ch$ 14,569 million mainly explained by a higher average energy purchase price for Ch$ 34,285 million partly offset by lower physical purchases during the period (-347 GWh) amounting to Ch$ 19,715 million.

-	Higher zonal transmission costs paid to other distribution and transmission companies amounting to Ch$ 2,817 million.

These effects were partially compensated by:

•15•

-	Lower procurement and services cost for Ch$ 5,978 million, explained by 2019 non recurrent Enel X Chile retail material sales for Ch$ 2,062 million, and lower variable costs of installing electric connections amounting to Ch$ 3,500 million.

Operating costs for the 2nd quarter of 2020 amounted to Ch$ 263,559 million, a Ch$ 19,191 million reduction when compared to the 2nd quarter of 2019 mainly due to lower energy purchases amounting to Ch$ 19,833 million primarily as a result of lower physical energy purchases (-456 GWh) equivalent to Ch$ 26,013 million related to lower sales during the last quarter, partially offset by the impact of a higher average purchase price amounting to Ch$ 7,080 million.

▪	Personnel expenses (after capitalized personnel costs) decreased Ch$ 790 million to Ch$ 12,858 million for the period ended June 30, 2020 when compared to June 2019, mainly due to: (i) lower severance payments for Ch$ 676 million, (ii) lower employee performance bonuses for Ch$ 266 million; and (iii) greater personnel costs capitalization related to investment projects for Ch$ 973 million. These effects were partially offset by greater expenses related to the technical norms of electricity distribution for Ch$ 1,128 million.

Personnel expenses (after capitalized personnel costs) for the 2nd quarter of 2020 remained stable when compared to the 2nd quarter of 2019.

▪	Other expenses for the six-month period ended June 30, 2020 increased to Ch$ 38,521 million, a Ch$ 1,232 million increase when compared to the same period of 2019, mainly due to higher technical and administrative services costs for Ch$ 1,658 million, partially offset by lower maintenance costs for Ch$ 426 million.

Other expenses for the 2nd quarter of 2020 decreased Ch$ 1,259 million due to lower maintenance costs.

Depreciation, Amortization and Impairment:

The following table summarizes the accumulated and quarterly figures of Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of June 30, 2020 and 2019.

•16•

	Cumulative Figures (Figures in million Ch$)
	Jun-20			Jun-19
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	337,173	(797,156)	(459,983)	454,941	(375,295)	79,647
Distribution business	81,924	(33,378)	48,546	96,758	(22,850)	73,908
Less: consolidation adjustments and other activities	(21,460)	(414)	(21,874)	(9,961)	(705)	(10,666)

TOTAL ENEL CHILE CONSOLIDATED	397,637	(830,948)	(433,311)	541,738	(398,850)	142,889

	Quarterly Figures (Figures in million Ch$)
	2Q2020			2Q2019
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	176,098	(746,823)	(570,725)	147,821	(326,425)	(178,604)
Distribution business	35,792	(17,835)	17,957	51,746	(11,176)	40,570
Less: consolidation adjustments and other activities	(9,595)	123	(9,472)	(4,108)	(1,339)	(5,448)

TOTAL ENEL CHILE CONSOLIDATED	202,295	(764,535)	(562,240)	195,459	(338,940)	(143,481)

Depreciation, amortization and impairment costs amounted to Ch$ 830,948 million, for the six-month period ended June 30, 2020, a Ch$ 432,098 million increase when compared to the same period of the previous year. This variation is mainly explained by:

-	A Ch$ 421,862 million greater expense in the generation business segment due to: (i) a Ch$ 418,078 million greater expense in Enel Generación Chile due to the Ch$ 695,826 million impairment loss related to the coal power plant Bocamina II booked as of June 2020 compared to the Ch$ 195,809 million impairment loss for the Tarapacá coal power plant and Ch$ 81,939 million impairment loss of Bocamina 1 coal power plant, both booked in June 2019, all within the framework of the Group’s decarbonization plan; and (ii) higher depreciation and amortization of Ch$ 3,766 million, mainly explained by an increase in depreciation in the EGP Chile Group for Ch$ 8,502 million as a result of higher investments and the effect of the exchange rate, partially offset by lower expense in depreciation and amortization at Enel Generación Chile for Ch$ 4,735 million, mainly related to the lower depreciation of impaired coal-fired plants in 2019 for Ch$ 4,678 million.

-	A Ch$ 10,528 million greater expense in the distribution business mainly due to: (i) a Ch$ 7,112 million higher impairment loss of trade accounts receivables related to higher commercial debt primarily caused by the COVID-19 pandemic; (ii) higher intangible amortization related to software for Ch$ 2,370 million; and (iii) a Ch$ 1,082 million increase in fixed asset depreciation.

•17•

During the 2nd quarter of 2020, depreciation, amortization and impairment expenses amounted to Ch$ 764,535 million, a Ch$ 425,595 million increase when compared to the same quarter of 2019 due to: (i) a Ch$ 418,078 million increase in impairment losses for the reasons previously mentioned; (ii) a Ch$ 4,646 million increase in impairment losses of trade accounts receivables related to higher commercial debt primarily in the distribution business; and (iii) a Ch$ 3,734 million increase in depreciation and amortization primarily from EGP Chile Group related to the higher level of investments and exchange rate effects.

Non-Operating Income:

The following chart presents Enel Chile’s accumulated and quarterly consolidated non-operating income as of June 30, 2020, and 2019:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Jun-20	Jun-19	Change	% Change	2Q2020	2Q2019	Change	% Change

Financial income	12,984	8,262	4,722	57.2%	7,067	3,729	3,338	89.5%
Financial costs	(74,104)	(76,573)	2,469	(3.2%)	(34,745)	(39,932)	5,186	(13.0%)
Gain (Loss) for indexed assets and liabilities	2,175	(4,834)	7,009	(145.0%)	(5,552)	(7,606)	2,054	(27.0%)
Foreign currency exchange differences, net	(1,373)	(2,598)	1,225	(47.2%)	(1,199)	(1,815)	616	(34.0%)
NET FINANCIAL EXPENSE ENEL CHILE	(60,318)	(75,743)	15,426	(20.4%)	(34,430)	(45,624)	11,194	(24.5%)

Net Income from other investments	94	270	(176)	(65.1%)	94	161	(66)	(41.1%)
Net Income from Sale of Assets	-	1,434	(1,434)	(100.0%)	-	1,434	(1,434)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	(38)	508	(546)	(107.5%)	704	433	271	62.5%
OTHER NON-OPERATING RESULTS	56	2,212	(2,156)	(97.5%)	799	2,027	(1,229)	(60.6%)

NET INCOME BEFORE TAXES	(493,573)	69,358	(562,931)	N/A	(595,871)	(187,078)	(408,793)	N/A
Income Tax	143,909	(17,010)	160,919	N/A	169,689	53,212	116,477	N/A

NET INCOME OF THE PERIOD	(349,664)	52,348	(402,012)	N/A	(426,182)	(133,866)	(292,316)	N/A
Attributable to Shareholders of the parent company	(327,941)	49,054	(376,995)	N/A	(398,934)	(125,487)	(273,447)	N/A
Attributable to Non-controlling interest	(21,723)	3,294	(25,017)	N/A	(27,248)	(8,379)	(18,869)	N/A

Net Financial Result

The consolidated net financial result of Enel Chile, as of June 30, 2020, amounted to a Ch$ 60,318 million loss, Ch$ 15,426 million less than the Ch$ 75,743 million loss booked for the same period of 2019. During the 2nd quarter of 2020, net financial result improved 24.5% reaching a Ch$ 34,430 million loss. These results are primarily explained by the following:

Financial income increased Ch$ 4,722 million mainly explained by: (i) income related to the Tariff Stabilization Law amounting to Ch$ 2,644 million, and (ii) greater financial income related to customer account refinancing for Ch$ 2,698 million. These effects were offset by lower returns on short term fixed income investments amounting to Ch$ 339 million.

•18•

During the 2nd quarter of 2020, financial income increased Ch$ 3,338 million when compared to the same quarter of 2019, mainly due to: (i) greater interest income related to the Tariff Stabilization Law amounting to Ch$ 1,459 million, and (ii) greater financial income related to customer account refinancing for Ch$ 1,800 million.

Financial expenses decreased Ch$ 2,469 million, primarily explained by (i) lower interest on the bank debt amounting to Ch$ 4,429 million mainly as a consequence of the payment of Ch$ 213,759 million of Enel Chile debt and US$ 100 million of EGP Chile debt (approx. Ch$ 72,821 million); (ii) lower bank fees for Ch$ 2,219 million; (iii) lower financial expenses on factoring contracts for Ch$ 1,805 million; and (iv) lower other financial expenses for Ch$ 3,074 million related to supplier accounts, financial leasing, among others. These effects were partially offset by: (i) higher interest on bonds amounting to Ch$ 5,782 million related to exchange rate and indexation effects; (ii) higher interest on derivative contracts amounting to Ch$ 2,540 million; and (iii) greater expenses related to the Tariff Stabilization Law amounting to Ch$ 736 million.

During the 2nd quarter of 2020, financial expenses decreased Ch$ 5,186 million when compared to the same quarter of 2019 mainly due to: (i) lower interest on bank loans for Ch$ 2,274 million; (ii) lower bank fees for Ch$ 1,665 million; (iii) lower financial expenses on factoring contracts for Ch$ 1,828 million; and (iv) lower other financial expenses for Ch$ 1,522 million related to supplier accounts, financial leasing, among others. These effects were offset by: (i) higher interest on derivative contracts amounting to Ch$ 1,695 million; and (iii) greater expenses related to the Tariff Stabilization Law amounting to Ch$ 407 million.

Result related to indexation increased Ch$ 1,225 million, primarily due to Ch$ 1,740 million lower losses caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina partly offset by lower income from recoverable taxes for Ch$ 358 million.

During the 2nd quarter 2020, result related to indexation reached a gain of Ch$ 616 million when compared to the same quarter of 2019, primarily due to a lower loss caused by IAS 29 “Financial Reporting in Hyperinflationary Economies”.

Income from exchange rate differences increased Ch$ 7,009 million, mainly due to greater positive exchange rate difference on: (i) trade accounts receivables for Ch$ 43,123 million that includes the Ch$ 18,327 million effect related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers, (ii) cash and cash equivalents for Ch$ 6,763 million; and (iii) other financial and non-financial assets for Ch$ 3,834 million. The aforementioned was partially offset by the negative effects caused by: (i) trade accounts payables for Ch$ 43,105 million that include the Ch$ 4,999 million effect of the Tariff Stabilization Law; and (ii) financial debt and derivatives for Ch$ 3,952 million.

•19•

During the 2nd quarter 2020, income from exchange rate differences increased Ch$ 2,054 million, when compared to the same quarter of 2019 primarily due to: (i) trade accounts receivables for Ch$ 3,531 million that include the Ch$ 10,383 million negative effect related to the Tariff Stabilization Law; (ii) financial debt and derivatives for Ch$ 2,605 million; and (iii) other financial and non-financial assets for Ch$ 4,704 million. The aforementioned was partially offset by the negative effects on trade accounts payables for Ch$ 8,480 million that include the Ch$ 3,762 million positive effect related to the Tariff Stabilization Law.

Corporate Taxes

Corporate income tax reached a Ch$ 143,909 million profit as of June 30, 2020, a Ch$ 160,919 million income increase when compared to the same period of the previous year, primarily explained by: (i) a Ch$ 116,256 million gain increase due to the higher impairment loss booked in 2020 as a consequence of the decarbonization plan promoted by the Group; (ii) a Ch$ 32,702 million expense reduction due to the extraordinary income in 2019 generated by the early termination of the 3 energy supply contracts with Anglo American Sur in 2019, and (iii) a Ch$ 9,991 million reduction in income tax due to the lower 2020 net income of Enel Chile as the holding company.

During the 2nd quarter 2020, Corporate income tax reached a Ch$ 169,689 million profit, a Ch$ 116,477 million income increase when compared to same quarter of 2019 primarily due to the Ch$ 116,256 million gain increase due to the higher impairment loss mentioned previously.

•20•

2.	BALANCE SHEET ANALYSIS

ASSETS (Figures in million Ch$)	Jun-20	Dec-19	Change	% Change

Current Assets	1,046,390	1,018,213	28,177	2.8%
Non Current Assets	6,798,338	6,839,775	(41,437)	(0.6%)

Total Assets	7,844,728	7,857,988	(13,260)	(0.2%)

Total assets of the Company as of June 30, 2020, decreased Ch$ 13,260 million, 0.2%, when compared to total assets as of December 31, 2019, mainly due to the following:

Current Assets increased Ch$ 28,177 million as of June 30, 2020. The variations in the main categories are presented below:

•	Cash and cash equivalents increased Ch$ 120,135 million, explained by the following cash inflows: (i) loans from related companies for Ch$ 484,520 million; and (ii) customer collections net of payments to suppliers for Ch$ 415,636 million. These cash inflows were partially offset by the following cash outflows: (i) dividend payments for Ch$ 246,284 million; (ii) purchase of property, plant and equipment for Ch$ 240,375 million; (iii) employee-related payments for Ch$ 72,780 million; (iv) interest payments on loans for Ch$ 66,853 million; (v) net payments for making or buying assets to rent and sell for Ch$ 44,739 million; (vi) net cashflow related to insurance policies for Ch$ 23,052 million; and (vii) other cash outflows for Ch$ 85,938 million.

•	Current related party accounts receivables decreased Ch$ 28,994 million, mainly due to: (i) lower GNL Chile S.A. accounts receivables for Ch$ 20,390 million related to advance payments for gas purchases, and (ii) lower Enel Global Trading SpA receivables for Ch$ 9,134 million related to gas sales and commodity derivative transactions.

•	Current tax assets decreased Ch$ 59,568 million, mainly due to a reduction in tax credits related to retained earnings for Ch$ 86,068 million partly offset by an increase in monthly employee related payments for Ch$ 29,144 million.

Non-Current Assets decreased Ch$ 41,437 million as of June 30, 2020 when compared to December 31, 2019. The variations in the main categories are presented below:

•21•

•	Trade accounts receivables and other non-current accounts receivables, increased Ch$ 134,875 million mainly explained by: (i) a Ch$ 62,614 million and Ch$ 57,943 million increase in the distribution and generation business segments, respectively, mainly related to pending tariff adjustments related to the Tariff Stabilization Law published in 2019; and (ii) greater financial leasing accounts receivables for Ch$ 11,091 million related to new financial leasing booked in Enel Distribución Chile and the impact of the exchange rate on Enel X Chile leasings.

•	Non-current related party accounts receivables increased Ch$ 31,654 million mainly explained by greater accounts receivables related to advance payments for gas purchases to GNL Chile S.A.

•	Property, plant and equipment decreased by Ch$ 355,517 million, mainly due to (i) the impairment of the coal generation unit Bocamina II amounting to Ch$ 695,826 million booked in 2020 within the context of the decarbonization plan carried out by the Group; and (ii) the period’s depreciation amounting to Ch$ 114,597 million. These effects were partially offset by: (i) an increase in projects under construction for Ch$ 263,724 million, mainly in the generation business; (ii) a Ch$ 153,255 million increase in exchange differences; and (iii) other various increments for Ch$ 37,927 million.

•	Deferred tax assets increased Ch$ 136,323 million mainly due to an increase in assets as a consequence of: (i) the impairment loss of Bocamina II power plant amounting to Ch$ 177,829 million; (ii) the Ch$ 49,458 million increase in dismantling provisions; and (iii) the Ch$ 41,230 million Enel Chile tax losses mainly caused by the greater negative exchange differences on debt denominated in US dollars in 2020. These effects were partially compensated by temporary fixed asset depreciation differences amounting to Ch$ 139,123 million.

LIABILITIES AND EQUITY (Figures in million Ch$)	Jun-20	Dec-19	Change	% Change

Current Liabilities	907,922	1,041,300	(133,378)	(12.8%)
Non Current Liabilities	3,803,554	3,069,405	734,149	23.9%
Total Equity	3,133,252	3,747,283	(614,031)	(16.4%)
Attributable to the Shareholders of parent company	2,899,222	3,484,698	(585,476)	(16.8%)
Attributable to Non-controlling interest	234,030	262,585	(28,555)	(10.9%)

Total Liabilities and Equity	7,844,728	7,857,988	(13,260)	(0.2%)

Total Liabilities of the Company as of June 30, 2020, including Equity, decreased Ch$ 13,260 million when compared to total liabilities as of December 31, 2019, mainly due to the following:

•22•

Current liabilities decreased Ch$ 133,378 million. The variations in the main categories are presented below:

•	Trade accounts payable and other current accounts payable decreased Ch$ 196,687 million, mainly due to (i) lower accounts payable for the purchase of energy for Ch$ 69,060 million; (ii) lower accounts payable to suppliers of goods, services and fixed assets for Ch$ 57,892 million; (iii) lower dividends payable for Ch$ 38,551 million, (iv) lower accounts payable for the purchase of fuels for Ch$ 24,341 million; and (v) lower personnel accounts payable for Ch$ 6,108 million.

•	Current related party accounts payable increased Ch$ 56,777 million, primarily due to an increase in the following accounts payable (i) Enel Global Trading SpA for Ch$ 21,879 million, mainly related to commodity derivative transactions; (ii) Enel SpA for Ch$ 11,504 million mainly greater dividends payable; (iii) Enel Green Power SpA GLO for Ch$ 8,710 million related to technical and other services; (iv) Enel Finance International for Ch$ 5,517 million related to accrued interests on loans to Enel Chile; and (v) GNL Chile for Ch$ 5,145 million related to greater gas purchases.

•	Other non-financial current liabilities increased Ch$ 7,257 million, primarily due to an increase in VAT debits and other taxes.

Non-Current Liabilities increased Ch$ 734,149 million as of June 30, 2020 when compared to December 2019, which is explained by the following:

•	Other non-current financial liabilities increased Ch$ 163,457 million, due to: (i) an increase in bank loans for Ch$ 124,480 million, primarily caused by exchange rate differences on Yankee Bonds and (ii) the increase in hedging derivative liabilities for Ch$ 39,101 million.

•	Non-current related party trade accounts payable increased Ch$ 563,656 million, mainly explained by a Ch$ 563,438 million increase in the balance of accounts payable of Enel Chile to EFI related to the new loans obtained in January and March 2020 (US$200 million and US$ 400 million respectively) that amount to a total Ch$ 484,520 million in addition to the impact of the exchange rate on the Group’s total debt (US$ 1,644 million) that amounted to Ch$ 82,288 million.

Total Equity amounted to Ch$ 3,133,252 million as of June 30, 2020

•23•

Equity attributable to the shareholders of Enel Chile amounted to Ch$ 2,899,222 million, and comprises the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 1,471,417 million, and Other reserves for minus Ch$ 2,454,298 million.

Retained earnings decreased Ch$ 536,687 million in 2020 mainly due to the period’s Ch$ 327,941 million negative net income and dividend payments for Ch$ 203,729 million.

Other reserves declined Ch$ 48,789 million, mainly explained by lower cash flow hedge reserves for Ch$ 133,240 million, partially compensated by greater exchange reserves for Ch$ 83,261 million and other various reserves for Ch$ 1,191 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 234,030 million, which represents a Ch$ 28,556 million reduction when compared to the balance at December 31, 2019 due to the Ch$ 21,723 million loss of the period and dividend payment for Ch$ 13,899 million, partially offset by higher other comprehensive income for Ch$ 6,985 million.

The performance of main financial ratios is the following:

RATIO		UNIT	Jun-20	Dec-19	Jun-19	Change	% Change

Liquidity	Liquidity (1)	Times	1.15	0.98	-	0.17	17.6%
	Acid-test (2)	Times	1.12	0.94	-	0.18	18.7%
	Working capital	MMCh$	138,468	(23,087)	-	161,555	N/A
Leverage	Leverage (3)	Times	1.50	1.10	-	0.40	36.7%
	Short-term debt (4)%		19.3%	25.3%	-	(6.0%)	(23.8%)
	Long-term debt (5)%		80.7%	74.7%	-	6.0%	8.1%
	Financial expenses coverage (6)	Times	5.42	-	6.45	(1.03)	(15.9%)
Profitability	Op. income / Op. Revenues	%	(33.7%)	-	10.0%	(43.7%)	N/A
	ROE (7)%		(2.6%)	-	8.7%	(11.3%)	(129.5%)
	ROA (8)%		(1.1%)	-	4.4%	(5.5%)	(125.7%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

•24•

•	The current ratio as of June 30, 2020, reached 1.15 times, which represents a 17.6% increase compared to December 2019. This increase is mainly due to the reduction of trade accounts payable and other current accounts payable.

•	Acid test or quick ratio, as of June 30, 2020, was 1.12 times, which represents an 18.7% increase when compared to December 2019, which is also due to the reduction of trade accounts payable and other current accounts payable.

•	Working capital, as of June 30, 2020, amounted to Ch$ 138,468 million, which represents a Ch$ 161,555 million positive variation when compared to December 2019, due to the reduction of trade accounts payable and other current accounts payable.

•	The debt ratio was 1.5 times, which means that the level of commitment of Enel Chile equity was 1.5 times for the first semester of 2020 compared to 1.10 times as of December 31, 2019. This weaker result is mainly explained by the increase in accounts payable to related parties, mainly related to the new loans granted by EFI to Enel Chile (US$ 600 million).

•	The financial expenses coverage ratio for the first semester of 2020, was 5.42 times, which represents the ability to cover all financial expenses with the EBITDA margin. The 15.9% reduction in this index when compared to the same period of last year is mainly due to the extraordinary income booked by Enel Generación Chile in 2019 due to the early termination of the 3 energy supply contacts with Anglo American Sur. When excluding the effect of this extraordinary income booked in 2019, the financial expense coverage ratio would have increased 8.3% as of June 30, 2020 (5.01 times as of June 2019).

•	The profitability index, calculated by dividing operating income by operating revenues, was a negative 33.7% as of June 30, 2020 compared to 10% for the same period of the last year. This deterioration is, to a great extent, due to the impairment loss related to Bocamina II power plant booked this period. When excluding the effect of the impairment loss related to Bocamina II power plant booked in 2020, and the impairment losses of power plants Tarapacá and Bocamina I and the extraordinary income booked in 2019, the profitability index would have decreased 7.1% (21.4% as of June 30, 2020 versus 23% as of June 30, 2019).

•	Return on equity of the owners of the controlling shareholder was negative 2.6% for the period ended June 30, 2020, which represents a 129.5% reduction when compared to the same period of last year. When excluding the extraordinary effects caused by the impairment loss related to Bocamina II power plant booked in 2020, and the impairment losses of power plants Tarapacá and Bocamina I and the extraordinary income booked in 2019, return on equity would have increased 10.8% (12.8% as of June 30, 2020 versus 11.6% as of June 30, 2019).

•25•

•	Return on assets was negative 1.1% for the period ended June 30, 2020, which represents a 125.7% reduction when compared to the same period of last year. When excluding the effect of the impairment loss related to Bocamina II power plant booked in 2020, and the impairment losses of power plants Tarapacá and Bocamina I and the extraordinary income booked in 2019, return on assets would have decreased 6.7% (5.7% as of June 30, 2020 versus 6.1% as of June 30, 2019).

•26•

3.	MAIN CASH FLOWS

The Enel Chile Group reached a positive net cash flow of Ch$ 113,838 million as of June 30, 2020, which represents a Ch$ 225,312 million increase when compared to the same period of the last year. The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to June 2019, are presented below:

NET CASH FLOW (Figures in million Ch$)	Jun-20	Jun-19	Change	% Change

From Operating Activities	219,840	337,838	(117,998)	(34.9%)
From Investing Activities	(254,652)	(196,752)	(57,900)	29.4%
From Financing Activities	148,651	(252,559)	401,210	(158.9%)

Total Net Cash Flow	113,838	(111,473)	225,312	(202.1%)

Net cash flow from operating activities amounted to a Ch$ 219,840 million for the six-month period ended June 30, 2020, which represents a 34.9% reduction when compared to June 2019. This cash flow comprises the following main cash inflow: (i) collection of sales of goods and services amounting to Ch$ 1,467,256 million, which was partially offset by the following cash outflows: (ii) supplier payments for Ch$ 1,051,620 million; (iii) employee payments for Ch$ 72,780 million; (iv) payments for making or acquiring assets for lease and later sale for Ch$ 44,739 million; and (v) other operational cash disbursements for Ch$ 77,313 million.

The Ch$ 117,998 million reduction in operating cashflow this semester when compared to the first semester of 2019 is primarily due to lower collections of sales of goods and services as a consequence of the collections in 2019 resulting from the early termination of 3 electricty supply contracts of Enel Generación Chile with Anglo American Sur.

Net cash flow used in investing activities amounted to Ch$ 254,652 million for the six-month period ended June 30, 2020, which represents a Ch$ 57,900 million increase in cash outflows when compared to the same period of 2019. This cash flow comprises the following cash outflows: (i) Ch$ 240,375 million to purchase property, plant and equipment; (ii) Ch$ 13,614 million to purchase of intangible assets; and (iii) payments of futures, options and swaps for Ch$ 2,389 million. These cash outflows were partially compensated by interest payments received amounting to Ch$ 1,726 million.

The Ch$ 57,900 million reduction in the investment cash flow when compared to June 2019 is mainly explained by a Ch$ 47,422 million increase in the purchase of property, plant and equipment, and intangible assets for Ch$ 4,725 million primarily software.

•27•

Net cash flow from financing activities amounted to Ch$ 148,651 million for the six-month period ended June 30, 2020, which represents a Ch$ 401,210 million positive variation when compared to June 2019. This cash flow mainly comprises: (i) loans from related companies for Ch$ 484,520 million explained by the new loans granted by Enel Finance International. The aforementioned was partially offset by: (i) dividend payments for Ch$ 246,284 million; (ii) interest payments for Ch$ 66,853 million; (iii) amortization of bonds for Ch$ 16,030 million; and (iv) leasing liability payments for Ch$ 2,123 million.

The Ch$ 401,210 million increase in the financial cash flow when compared to June 2019 is mainly explained by the new loans granted by EFI to Enel Chile for Ch$ 200,683 million and the Ch$ 213,759 million amortization of bank loans paid during the fisrt semester of 2019.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the six-month period ended June 30, 2020 and 2019.

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Jun-20	Jun-19	Jun-20	Jun-19

Generation business in Chile	187,613	165,530	101,199	97,432
Distribution business in Chile	51,325	26,152	21,289	17,873
Other entities (business different to generation and distribution)	1,437	1,271	697	799

Total Consolidated ENEL CHILE Group	240,375	192,953	123,185	116,104

The most relevant cash outflows originate in the generation business and correspond to new renewable electricity generation projects that the Group began their construction in 2020 and amount to Ch$ 187,613 million as of June 30, 2020. In the distribution business, cash disbursements amounted to Ch$ 51,325 million and are mainly investments in network operational optimization to increase the level of efficiency and service quality.

•28•

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

▪	Public authorities will approve such environmental impact studies;
▪	Public opposition will not lead to delays or modifications to any proposed project;
▪	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

•29•

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk Management Policy

The companies of Enel Group in Chile are exposed to determinate risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

•         Comply with good corporate governance standards.

•         Strictly comply with all of the Group’s regulatory systems.

•         Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

  For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

  All corporate areas and business operations are carried out within the limits approved in each case.

  Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Chile.

•30•

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	June 30, 2020	December 31, 2019

Fixed Interest Rate	98%	98%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility. In this sense, the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by effective risk mitigation actions through derivative financial instruments.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

  Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

  Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

  Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

•31•

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the first half of 2020, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market. It should be noted that the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by risk mitigation actions through derivative financial instruments.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

  Fuel purchases for the process of electricity generation.

  Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of June 30, 2020, the Company held swaps for 228 kTon of Coal API2 to be settled in 2020, 484 kBbl of Brent Dated to be settled in 2020, 1,522 kBbl of Brent oil to be settled in 2021, and 18.2 TBtu of Henry Hub to be settled in 2020. The Call Option for 6.7 TBtu sold in the first quarter remains according to the formula of the LNG contract that Enel Generación has with British Gas.

•32•

As of December 31, 2019, the Company held swaps for 1,412 kTon of Coal API2 to be settled in 2020, for 1,059 kBbl of Brent oil to be settled in 2020 and 4.79 TBtu of Henry Hub gas to be settled in 2020.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the first half of 2020 due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 21, 22 and 24, of the Financial Statements of Enel Chile as of June 30, 2020.

As of June 30, 2020, the liquidity of Enel Chile Group was Ch$ 355,819 million in cash and cash equivalents and Ch$ 157,185 million in long-term committed credit lines. As of December 31, 2019, the liquidity of Enel Chile Group was Ch$ 235,685 million in cash and cash equivalents and Ch$ 146,269 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregulated clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

•33•

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

It should be noted that the downward in macroeconomic scenarios due to the COVID-19 effect has not had a significant impact on the quality of trade accounts receivable. In particular, the results of specific internal analyzes have shown that there is no statistical correlation between the main economic indicators (GDP, unemployment rate, etc.) and the deterioration in the credit quality of the counterparties.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-	Financial Debt
-	Derivatives for debt hedging.

•34•

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-	The US$ Libor rate of interest.
-	The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 483,334 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile or Enel Chile could become enforceable, as appropriate.

Non-payment – after any applicable grace period – of Enel Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 100 million, and whose amount past due also exceeds the equivalent of US$ 100 million, could lead to the advance payment of the bank credit under New York State law, which was drawn in March 2018. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 300 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

•35•

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

•36•

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of June 30, 2020.

•37•

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: July 27, 2020